EXHIBIT 12.1

HSN, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(unaudited)
	(In thousands, except ratios)

Income from continuing operations before income taxes	$276,141	$219,870	$207,758	$166,618	$128,512

Fixed charges:
Interest expense (a)	6,718	20,811	31,963	33,124	35,373
Estimated interest portion of rental expense	7,614	7,301	6,860	6,788	6,791
Total fixed charges	14,332	28,112	38,823	39,912	42,164
Income from continuing operations before income taxes and fixed charges	$290,473	$247,982	$246,581	$206,530	$170,676
Ratio of earnings to fixed charges	20.3	8.8	6.4	5.2	4.0

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.

(a)	Includes interest on debt and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.